EXHIBIT B

             SEVERANCE AGREEMENT AND COMPLETE AND PERMANENT RELEASE

April 19, 2002

Mr. David A. Stearns
14611 Dogwood Lane
Woodstock IL 60098

1. Your employment with Blackhawk State Bank ("the Company") will end on May 1, 2002. This date is considered your termination date for benefit purposes. In accordance with the terms of the Company's plans, no contributions by the Company will be made on your behalf after May 1, 2002, and payouts will be made to you in accordance with the terms of the plans.

2. The Company offers to do the following in consideration of your execution and return of this Severance Agreement and Complete and Permanent Release (the "Release):

     a. Pay you twenty-six (26) weeks of severance pay at your current weekly salary $1,923.08. The amounts paid to you pursuant to this sub-paragraph will not be taken into account as compensation under any welfare, pension, retirement or similar program that bases benefits in whole or in part on compensation received from the Company;

     b. Pay seventy-percent (70%) of the premium for COBRA health insurance continuation coverage and 50% of the premium for COBRA dental insurance continuation coverage [the Company will pay $356.29 medical and $24.38 dental / month for employee + spouse coverage] through and including the month in which you receive your last severance check (hereafter referred to as the "severance period"), should you elect continuation of these insurances. The Company will pay its portion directly to the COBRA administrator and will deduct your portion of the premiums from your severance checks. After the severance period, you will be responsible for 100% of the cost of such continuation coverage for as long as you may remain eligible;

     c. Not contest your claim for unemployment compensation benefits based on the circumstances of the termination of your employment with the Company, if you apply for unemployment compensation benefits after receipt of your last severance check. For unemployment compensation purposes, the amounts paid under subparagraphs a and b shall be allocated at a gross amount of $1,923.08 per week commencing with the week in which you receive your first severance check; and,

     d. Provide outplacement assistance through Furst Transitions in Rockford for up to twenty-six (26) weeks. Outplacement assistance will include individual job search counseling, administrative assistance, use of private office, unlimited access to personal computer, Internet and resource materials, long distance calling, answering service, and various other job search support supplies. Outplacement assistance will end prior to the twenty-sixth (26th) week in the event you secure other employment prior to the end of this time period.

3. You will start to receive your severance checks, less employment and income tax withholdings, and your portion of COBRA medical and dental continuation coverage, if elected, on the first normal pay date following your termination date which falls at least ten (10) business days after you execute and return this Release to the Company, directed to me. This is because you have seven (7) calendar days from the date you sign this Release to revoke and void this Release by giving written notice of your intent to do so to the Company, directed to me. This Release shall not become effective or enforceable until this seven-day period has expired.

4. By signing below, you release the Company, its parent corporations, and its and their affiliates and subsidiaries and its and their past, current and future officers, directors, agents, employees, predecessors, successors and assigns (the "Releasees") from any and all claims that you might have relating to your employment and the termination thereof arising prior to the date you sign this Release, and by signing below you agree, to the fullest extent permitted by law, never to sue any of the Releasees regarding such matters. Subject to the above, the claims and rights that you are releasing include, but are not limited to, claims for wrongful or constructive discharge, breach of contract, harassment, unlawful terms and conditions of employment, retaliation, defamation, invasion of privacy, discrimination (including, but not limited to, discrimination on the basis of age under the Age Discrimination in Employment Act and state and local law) and any and all other claims that might be brought under a federal, state or local law, order or regulation that regulates or relates to the employment relationship and/or employee benefits, whether such claims are known or unknown at the time your sign this Release. We advise you to consult with an attorney before signing this Release.

5. You have twenty-one (21) calendar days from the date you receive this Release in which to sign and return it to the Company, directed to me.

6. By signing below, you acknowledge that the severance pay and other consideration provided for in this Release is greater than and in lieu of any other severance pay or similar obligations that the Releasees might otherwise have to pay you based on any written or oral agreement or promise or otherwise. However, whether or not you sign this Release, you will receive pay for your fifteen (15) days of accrued but unused vacation, on the Company's next pay date (May 3, 2002).

7. By signing below, you agree that you have not and will not disclose, reveal or characterize (directly or indirectly by innuendo or otherwise) the existence and terms of this Release, except as required by law, to anyone other than your immediate family, attorney and tax advisor and further agree that if you disclose information about this Release to your immediate family, attorney and/or tax advisor, they shall also comply with this confidentiality provision.

8. By signing below, you agree not to make disparaging remarks about any of the Releasees, or their products or practices (including, but not limited to, personnel practices); provided, however, that you may give non-malicious and truthful testimony if properly subpoenaed to do so.

9. By signing below, you acknowledge your obligation to continue complying with the Pledge of Confidentiality between you and the Company, dated March 15, 2001 (hereafter referred to as the Confidentiality Agreement).

10. By signing below, you acknowledge that as part of your employment, you were exposed to confidential information relating to the Company's policies, procedures and operations and information about the Company's customers which the Company has an obligation to keep confidential ("Confidential Information"). Therefore, as an essential ingredient of and in consideration of this Agreement and the payment of the amounts described in Paragraph 2, you hereby agree that, except with the express prior written consent of the Company, for a period of one (1) year after the termination of your employment with the Company (the "Restrictive Period") you (a) will not, directly or indirectly, on your own behalf or on behalf of any other person or legal entity which owns or operates a bank, savings and loan association, credit union, savings bank or similar financial institution ("Financial Institution"), solicit, accept or provide (or assist others in doing so), from or to any Customer or any representative of any Customer, any products or services of the type provided by the Company; and (b) will not, directly or indirectly, encourage, advise or solicit (or assist others, including any Financial Institution, in doing so) any other Company employee to leave employment with the Company. For purposes of this Agreement, "Customer" shall mean any person or entity that is receiving products or services from the Company at the time of the termination of your employment (a) with whom or with which you had business contact during the two (2) years preceding the termination of your employment; or (b) about whose account you are knowledgeable by virtue of having managed or supervised, during the two (2) years preceding the termination of your employment, the person or persons with responsibility for the Customer. If you violate the Restrictive Covenant and the Company brings legal action for injunctive or other relief, the Company shall not, as a result of the time involved in obtaining such relief, be deprived of the benefit of the full period of the Restrictive Covenant. Accordingly, the Restrictive Covenant shall be deemed to have the duration specified in this Paragraph 10 computed from the date the relief is granted but reduced by the time between the period when the Restrictive Period began and the date of the first violation of the Restrictive Covenant. The foregoing Restrictive Covenant shall not prohibit you from directly or indirectly owning more than five percent (5%) of the outstanding capital stock or similar securities of any Financial Institution that is publicly traded.

11. By signing below, you agree that in the event that you breach any of the provisions in paragraphs 4, 7, 8, 9, or 10 the Company shall have no obligation to make any of the severance payments provided for in sub-paragraphs 2 (a) - (b). Further, you agree that, if you breach paragraph 10, in addition to all relief which may be awarded by a Court, you will be required to return all amounts paid pursuant to subparagraphs 2 (a) -(b) during any periods in which you were in breach of paragraph 10.

12. By signing below, you agree that, to the extent permitted by law, if the Company and/or any other Releasee successfully brings an action for your failure to comply with the terms of this Release or successfully defends an action brought by you in violation of this Release, the Company and the Releasee shall be entitled to recover its and their attorneys' fees and costs as part of such action, as well as any and all other relief deemed appropriate by a court. The Company agrees that, to the extent permitted by law, if you successfully bring an action against it for its failure to comply with the terms of this Release, you shall be entitled to recover your attorneys' fees and costs as part of such action, as well as any and all other relief deemed appropriate by a court.

13. By signing below, you and the Company agree that any lawsuit to enforce or interpret (in any way) paragraph 10 of this Release can be brought and maintained only in a circuit court in Wisconsin and you and the Company expressly waive any rights that you and it otherwise may have to remove any such lawsuit to a federal court or to have a jury trial. You further agree to submit to personal jurisdiction in the circuit courts of Wisconsin for such purposes.

14. This Agreement will be interpreted, governed and enforced according to the law of the State of Wisconsin.

15. The provisions of this Agreement are severable, and if any provision should be found invalid or unenforceable, such invalidity or unenforceability shall not affect the remaining provisions hereof and they shall remain in full force and effect as if such invalid or unenforceable provisions were omitted.

16. This Release supersedes any prior written or oral agreements between you and the Company except for the Confidentiality Agreement. This Release constitutes the complete understanding between you and the Company concerning your separation from employment. No other promises or agreements shall be binding unless signed by you and the Company.

17. The Company's rights under this Release shall be fully assignable and shall inure to the benefit of any successor or assignor of the Company.

18. The sending of any notice or document to the Company under this Release shall be done via certified United States mail (return receipt requested) to Blackhawk State Bank, P.O. Box 719, Beloit, WI 53512, and directed to my attention.

BLACKHAWK STATE BANK

By:  /s/ R. Richard Bastian III
     ---------------------------------------------
     R. Richard Bastian III
     President and Chief Executive Officer

AGREED TO AND ACCEPTED THIS 22nd DAY OF APRIL, 2002

/s/ David A. Stearns
--------------------------
David Stearns (Signature)